

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2024

Bruce Costerd
Chief Executive Officer
Wolverine Resources Corp.
#55-11020-Williams Road
Richmond, British Columbia, Canada

  Re: Wolverine Resources Corp.
    Form 10-K for the Fiscal Year Ended May 31, 2023
    Filed September 25, 2023
    File No. 000-53767

Dear Bruce Costerd:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Energy & Transportation